UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment __)*

Millenium Healthcare Inc.
(Name of Issuer)

Common Stock, Par Value $0.0001 Per Share
(Title of Class of Securities)

60040L109
(CUSIP Number)

Dominick Sartorio

Millennium Healthcare Inc.

400 Garden City Plaza, Suite 440

Garden City, NY 11530

Tel. No.: (516) 628-5500

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

— with a copy to (Company Counsel)—

Andrea Cataneo, Esq.

Sichenzia, Ross, Friedman Ference LLP

61 Broadway

New York, NY 10006

April 2, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

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The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 60040L109

(1) Names of reporting persons.

Anthony J. Kirincic

(2) Check the appropriate box if a member of a group (see instructions)

(a) [ ]        (b) [ ]

(3) SEC use only.

(4) Source of funds (see instructions).

PF

(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e). [X]

(6) Citizenship or place of organization.

United States

Number of shares beneficially owned by each reporting person with:

(7) Sole voting power: 6,646,770

(8) Shared voting power:

(9) Sole dispositive power: 6,646,770

(10) Shared dispositive power:

(11) Aggregate amount beneficially owned by each reporting person.

6,646,770 common shares. Mr. Kirincic owns 102,258 shares of the issuer's Preferred E Stock. Each Preferred E share may be convertible into 65 shares of the issuer's common stock without additional consideration on June 1, 2014.

(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions). [ ]

(13) Percent of class represented by amount in Row (11).

9%

(14) Type of reporting person (see instructions).

IN

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Item 1. Security and Issuer.

This Schedule 13D relates to 6,646,770 shares of common stock owned by Mr. Anthony J. Kirincic. This common stock holding is comprised of 102,258 Preferred E shares convertible without additional consideration commencing June 1, 2014 on the basis of 65 common shares for each preferred share.

The Issuer's principal executive offices are located at 400 Garden City Plaza, Suite 440, Garden City, NY 11530

Item 2. Identity and Background.

(a) The name of the Reporting Person is Anthony J. Kirincic.

(b) Business Address:

23 Villanova Lane

Dix Hills, NY 11746

(c) Principal Occupation:

Private Investor- Self-Employed

(d) N/A

(e) On November 28, 2007 a FINRA hearing panel issued a decision permanently barring Mr. Kirincic from association with any FINRA member finding him in violation of Section 10(b) of the Securities Exchange Act of 1934 and NASD Rules 2110 and 2120, and additionally, assessing costs of $21,676.95. Mr. Kirincic appealed the decision to the NAC which affirmed the panel's decision on February 25, 2009. Mr. Kirincic appealed the NAC decision to the SEC which sustained the NAC's findings on December 10, 2009. Although the initial determination by the administrative body and the decision affirming the initial determination were rendered more than five (5) years prior to the date hereof, the final order of the SEC dated December 10, 2009 sustaining the decision falls within the disclosure period required by this item. Accordingly Mr. Kirincic is disclosing the terms of the administrative proceedings herein.

 (f) Citizenship/Jurisdiction of Organization:

United States

Item 3. Source and Amount of Funds or Other Consideration.

Personal funds for the purchase of common stock.

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Item 4. Purpose of Transaction.

Mr. Kirincic acquired the securities for investment purposes. Depending on general market and economic conditions affecting the company and other relevant factors, Mr. Kirincic may purchase additional securities of the Company or dispose of some or all of securities from time to time in open market transactions, private transactions or otherwise.

Mr. Kirincic does not have any immediate plan or proposals which relate to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer's business or corporate structure;

(g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j) Any action similar to any of those enumerated above.

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Item 5. Interest in Securities of the Issuer.

(a) Name	Shares Beneficially Owned	Percentage

Anthony J. Kirincic	6,646,770 shares beneficially owned	9%

(b) Mr. Kirincic acquired the securities for investment purposes. Depending on general market and economic conditions affecting the company and other relevant factors, Mr. Kirincic may purchase additional securities of the Company or dispose of some or all of securities from time to time in open market transactions, private transactions or otherwise.

(c) N/A

(d) N/A

(e) N/A

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None

Item 7. Material to be Filed as Exhibits.

None

[Signature Page Follows]

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 9, 2014

/s/ Anthony J. Kirincic
Anthony J. Kirincic

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